# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284151
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 331 Kifissias Avenue Erithrea, 14561 Athens, Greece (J3), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 222,650; shared voting power 0; sole dispositive power 222,650; shared dispositive power 0; aggregate amount beneficially owned 222,650 (4.99% of the class)

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue Erithrea, 14561 Athens, Greece

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court, PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
222,650

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on January 29, 2024, covering 1,500,000 shares of Common Stock purchased and underlying Warrants purchased on January 19, 2024. The amounts in Row (5), (7) and (9) consist of 222,650 shares of Common Stock underlying Warrants, which are subject to a 4.99% beneficial ownership limitation. Does not include 117,704 Warrants and 1,306,989 Warrants to purchase Common Shares of the Issuer, each of which is subject to a 4.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 4,239,004 Common Shares outstanding based on the Issuer's filings with the Securities and Exchange Commission.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 4.99
Sole power to vote or to direct the vote: 222,650
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 222,650
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (02/14/2025)